UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934



                     Horizon Financial Services Corporation
                                (Name of Issuer)

                    Common Stock,_ par value $0.01 per share
                         (Title of Class of Securities)


                                   44041Q-10-1
                                 (CUSIP Number)


                                December 31, 2002
              Date of Event Which Requires Filing of the Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[ ]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44041Q-10-1                  13G                    Page 2 of 6 Pages
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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   Horizon Financial Services Corporation Employee Stock Ownership Plan
   IRS I.D. No.37-1327806
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)      [ ]
                                                          (b)      [X]

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3. SEC USE ONLY

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4. CITIZENSHIP OR PLACE OF ORGANIZATION

                    Not applicable.
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                                           5.    SOLE VOTING POWER
               NUMBER OF                                  0
                SHARES                     -------------------------------------
             BENEFICIALLY                  6.    SHARED VOTING POWER
               OWNED BY                                   57,200
                 EACH                      -------------------------------------
               REPORTING                   7.    SOLE DISPOSITIVE POWER
                PERSON                                    57,200
                 WITH                      -------------------------------------
                                           8.    SHARED DISPOSITIVE POWER
                                                          0
                                           -------------------------------------

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9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           57,200
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10.  CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN  SHARES
           |_|

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                7.6%

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12. TYPE OF REPORTING PERSON
                                      EP
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

CUSIP No. 44041Q-10-1                  13G                    Page 3 of 6 Pages

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1. NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
   First Bankers Trust Company, N.A.
   IRS I.D. No.37-0622729
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2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                          (a)      [ ]
                                                          (b)      [X]
--------------------------------------------------------------------------------

3. SEC USE ONLY

--------------------------------------------------------------------------------

4. CITIZENSHIP OR PLACE OF ORGANIZATION

            United States.
--------------------------------------------------------------------------------

                                           5.    SOLE VOTING POWER
               NUMBER OF                                  0
                SHARES                     -------------------------------------
             BENEFICIALLY                  6.    SHARED VOTING POWER
               OWNED BY                                   57,200
                 EACH                      -------------------------------------
               REPORTING                   7.    SOLE DISPOSITIVE POWER
                PERSON                                    57,200
                 WITH                      -------------------------------------
                                           8.    SHARED DISPOSITIVE POWER
                                                          0
                                           -------------------------------------

--------------------------------------------------------------------------------

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           57,200
--------------------------------------------------------------------------------

10.  CHECK BOX IF THE  AGGREGATE  AMOUNT IN ROW (9) EXCLUDES  CERTAIN  SHARES
          |_|

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11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.6%
--------------------------------------------------------------------------------

12. TYPE OF REPORTING PERSON

                                  BK
--------------------------------------------------------------------------------

CUSIP No. 44041Q-10-1                  13G                    Page 4 of 6 Pages


Item 1(a)       Name of Issuer: Horizon Financial Services Corporation

          (b)   Address of Issuer's Principal Executive Offices:
                    301  First Avenue East
                    Oskaloosa, Iowa 52577

Item 2(a)       Name of Persons Filing:
                    Horizon  Financial  Services   Corporation   Employee  Stock
                    Ownership Plan ("ESOP")
                    FirstBankers  Trust  Company,  N.A.  (the  "Trustee"),   the
                    trustee of the ESOP.

          (b)   Address of Principal Business Office:
                    The  business address of the ESOP is:
                    301  First Avenue East
                    Oskaloosa, Iowa 52577

                    The  business address of the Trustee is:
                    Broadway at 12th Street
                    Quincy, Illinois 62301-3566


          (c) Citizenship:
                    The Trustee is a national bank organized under the laws of the United States.

          d) Title of Class of Securities:
                    Common  Stock,  par  value  $0.01  per  share  (the  "Common
                    Stock").

          (e) CUSIP Number:
                           44041Q-10-1

Item 3 If this  statement is filed  pursuant to Rules  13d-1(b),  or 13d-2(b) or
       (c), check whether the person filing is a:

               (a) [__] Broker or dealer registered under Section 15 of the Exchange Act;

               (b)  [__] Bank as defined in Section 3(a)(6) of the Exchange Act;

               (c) [__] Insurance company as defined in Section 3(a)(19) of the Exchange Act;

               (d) [__] Investment company registered under Section 8 of the Investment Company Act;

CUSIP No. 44041Q-10-1                  13G                    Page 5 of 6 Pages



               (e)  [__]  An  investment   adviser  in   accordance   with  Rule
                    13d-1(b)(1)(ii)(E);

               (f)  [ X]  An  employee   benefit  plan  or  endowment  fund  in
                    accordance with Rule 13d-1(b)(1)(ii)(F);

               (g) [__] A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G); (h) [__] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

               (i)  [__] A church plan that is excluded  from the  definition of
                    an  investment   company  under  Section   3(c)(14)  of  the
                    Investment Company Act;

               (j)  [__] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ ]

Item 4 Ownership:


          (a)  Amount beneficially owned: 57,200

          (b)  Percent of Class: 7.6%

          (c)  Number of shares as to which such person has:

               (i)  sole power to vote or to direct the vote: none

               (ii) shared power to vote or to direct the vote: 57,200

               (iii)sole  power to  dispose  or to direct  the  disposition  of:
                    57,200

               (iv) shared  power to dispose or to direct  the  disposition  of:
                    none

     The ESOP holds an aggregate of 57,200 shares of Common Stock (7.6% of the outstanding shares). All 57,200 shares have been allocated to ESOP accounts. There are no unallocated shares. Pursuant to the ESOP, participants in the ESOP are entitled to instruct the Trustee as to the voting of the shares allocated to their ESOP accounts.

     The Trustee may be deemed to beneficially own the 57,200 shares held by the ESOP. However, the Trustee expressly disclaims beneficial ownership of all of such shares. Other than the shares held by the ESOP, the Trustee does not beneficially own any shares of Common Stock.

CUSIP No. 44041Q-10-1                  13G                    Page 6 of 6 Pages

Item 5 Ownership of Five Percent or Less of a Class:

                                    Not Applicable.

Item 6 Ownership of More than Five Percent on Behalf of Another Person:
                                    Not Applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
                                    Not Applicable.

Item 8 Identification and Classification of Members of the Group:
                                    Not Applicable.

Item 9 Notice of Dissolution of Group:
                                    Not Applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


     After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 10th day of February, 2003


Horizon Financial Services Corporation Employee Stock Ownership Plan

         By:  First Bankers Trust Company, N.A., as Trustee
              By: /s/ Linda Shultz
                  -------------------------
              Name:   Linda Shultz
              Title:  Trust Officer


First Bankers Trust Company, N.A.

              By: /s/ Linda Shultz
              -----------------------------
              Name:   Linda Shultz
              Title:  Trust Officer